Filed by Atlantic Coastal Acquisition Corp.

This communication is filed pursuant to Rule 425 under

the United States Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlantic Coastal Acquisition Corp.

Commission File Number: 001-40158

Date: December 1, 2021

Key Customer Memo

When: December 1, 2021

From: Blake Teipel

To: Key Customers

Subject: Essentium is Going Public!

Dear Valued Partner,

I am pleased to share with you some exciting news about our company: today we announced that Essentium plans to go public and the combined company will list on the Nasdaq Stock Market through a business combination with Atlantic Coastal Acquisition Corp. (“Atlantic Coastal”) (Nasdaq: ACAH).

This highly strategic transaction will provide Essentium with significant additional financial resources that will enable us continue transforming the future landscape of supply chains by delivering truly distributed and sustainable manufacturing and operating solutions. We believe that going public will allow us to service mission critical verticals and deliver tangible value to our customers across the aerospace and defense, automotive, biomedical, consumer goods, contract manufacturing, electronics manufacturing, and energy and alternatives industries. Ultimately, we look forward to deploying our increased capital to become stronger partners to you.

While our company’s ownership structure will change upon close of the transaction, we will continue to operate as “Essentium” under my continued direction as Chief Executive Officer, with the support of our experienced management team, including Chief Operating Officer Lars Uffhausen, and Chief Financial Officer Jonathan Bailiff. The newly combined company is expected to be listed on the Nasdaq Stock Market under the ticker symbol “ADTV” and will be positioned to grow with new financial resources as a public company.

As we enter this new phase, we will remain focused on execution and operational excellence as we continue to provide our strategic partners and customers with a great experience utilizing our disruptive additive manufacturing technology.

Thank you for being a great partner. For more information, you can view a press release on this announcement below. Please don’t hesitate to reach out with any questions.

Sincerely,

Dr. Blake Teipel

CEO of Essentium

Customer FAQs

Customer / Partner Specific FAQs

Q – Will my contact at Essentium change?

A – No. Your contact at Essentium will not change as a result of this transaction.

Q – What will happen to existing contracts, proposals, and business initiatives previously submitted by Essentium?

A – All previous business contracts, proposals, and initiatives previously submitted will continue to be serviced by the same teams as prior to the business combination.

Q – What is the purpose of the Essentium and Atlantic Coastal business combination?

A – The Essentium and Atlantic Coastal business combination will result in Essentium becoming a public company with significant additional financial resources that will enable it to accelerate its growth, strengthen its capital structure, and expand its market leading product innovation strategy to offer its customers enhanced support across the additive manufacturing and 3D printing markets.

Typical Public Company FAQs

Q – What is the change occurring at Essentium?

A – Essentium’s business is becoming publicly traded and the combined company will be listed on the Nasdaq Stock Market (Nasdaq: ADTV).

Q – What does it mean to be a “U.S. public company”?

A – To be a U.S. public company means that the company is permitted to offer its securities (stock, bonds, etc.) for sale to the general public, typically through a stock exchange.

Q – What is the reason or benefit(s) for going public?

A – Becoming a public company provides Essentium with a number of benefits, including:

•	access to a broader source of capital to help fund our growth;
•	the ability to support our growth and operations; and
•	improved awareness and brand recognition.

Additionally, going public will provide us with significant financial resources that will enable us to continue transforming the future landscape of supply chains by delivering truly distributed, sustainable manufacturing and operating solutions.

Going public has been part of the long-term vision for Essentium, and our business model has always focused on growth. However, we do not expect it to change our long-term strategies or day-to-day operations. We are proud of what we are building, and we will continue to operate in a seamless manner once Essentium becomes a publicly traded company.

Q – Will our company name change?

A – No, we will continue to operate under the Essentium name.

Q – Will our company website URL change?

A – Our company website URL will not change.

Q – What exchange will Essentium list on and what will the ticker symbol be?

A – Immediately upon the closing of the proposed transaction, Essentium is expected to list on the Nasdaq Stock Market under a new ticker “ADTV.”

Q – Has Essentium’s management committed to stay on after the transaction is complete?

A – We expect Essentium’s existing management team, which is dedicated to our long-term success, to continue to lead the company.

Essentium’s management team possesses a deep scientific and supply chain background and includes Chief Executive Officer Blake Teipel, Chief Operating Officer Lars Uffhausen, Chief Financial Officer Jonathan Bailiff, as well as Chief Development Officer Elisa Teipel, Chief Commercial Officer Blake Mosher, Chief Technology Officer Jeff Lumetta, and Chief Supply Chain Officer Erik Gjovik.

Q – Who will be the board members of the public company?

A – Essentium will be guided by an experienced Board of Directors, and Essentium’s Chief Executive Officer, Blake Teipel will continue to lead the combined company along with the current management team, including Chief Operating Officer Lars Uffhausen, Chief Financial Officer Jonathan Bailiff. Additional details about the proposed Board structure will be provided in future public filings with the SEC.

Q – How will becoming a public company affect the business?

A – We expect that becoming a public company will primarily impact our capital structure and have little practical impact on our day-to-day operations. We will continue to remain focused on operational excellence.

We expect the only items to change will be our new status and reporting duties as a public entity. Our management team will remain the same. Our commitment to our employees, partners, and customers will not change. We may hire additional personnel to support our ability to comply with public company obligations, to function as a public company, and strengthen our growth.

Q – What will the new organizational structure look like?

A – Our leadership structure will remain the same, under the leadership of our Chief Executive Officer, Blake Teipel, Chief Operating Officer Lars Uffhausen, Chief Financial Officer Jonathan Bailiff, as well as Chief Development Officer Elisa Teipel, Chief Commercial Officer Blake Mosher, Chief Technology Officer Jeff Lumetta, and Chief Supply Chain Officer Erik Gjovik. Additional details about the proposed Board structure will be provided in future public filings with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Proposed Business Combination”) between Essentium and Atlantic Coastal, including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the services offered by Essentium and the markets in which it operates, and Essentium’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Atlantic Coastal’s securities, (ii) the risk that the acquisition by Essentium, Inc. of each of Compass AC Holdings, Inc. and Whizz Systems, Inc. may not be completed in a timely manner or at all, (iii) the risk that the Proposed Business Combination may not be completed by Atlantic Coastal’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Atlantic Coastal, (iv) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of Atlantic Coastal’s shareholders and Essentium’s stockholders, respectively, the satisfaction of the minimum trust account amount following redemptions by Atlantic Coastal’s public shareholders and the receipt of certain governmental and regulatory approvals, (v) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vii) the effect of the announcement or pendency of the Proposed Business Combination on Essentium’s business relationships, performance, and business generally, (viii) risks that the Proposed Business Combination disrupts current plans of Essentium and potential difficulties in Essentium employee retention as a result of the Proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Essentium or against Atlantic Coastal related to the agreement and plan of merger or the Proposed Business Combination, (x) the ability to maintain the listing of Atlantic Coastal’s securities on The Nasdaq Stock Market LLC, (xi) the price of Atlantic Coastal’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Essentium plans to operate, variations in performance across competitors, changes in laws and regulations affecting Essentium’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, (xiii) the impact of the global COVID-19 pandemic, (xiv) the enforceability of Essentium’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xv) the ability of Essentium to protect the intellectual property and confidential information of its customers, (xvi) the risk of downturns in the highly competitive additive manufacturing industry, and (xviii) other risks and uncertainties described in Atlantic Coastal’s registration statement on Form S-1 (File No. 333-253003), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2021 (the “Form S-1”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by Atlantic Coastal from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Essentium and Atlantic Coastal assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Essentium nor Atlantic Coastal gives any assurance that either Essentium or Atlantic Coastal, respectively, will achieve its expectations.

Additional Information and Where to Find It

In connection with the Potential Business Combination, Atlantic Coastal will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Atlantic Coastal’s ordinary shares in connection with Atlantic Coastal’s solicitation of proxies for the vote by Atlantic Coastal’s shareholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Essentium stockholders in connection with the Proposed Business Combination. After the Registration Statement has been filed and declared effective, Atlantic Coastal will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Atlantic Coastal’s shareholders in connection with the Potential Business Combination. Atlantic Coastal will also file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of Atlantic Coastal and Essentium are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Atlantic Coastal through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Atlantic Coastal may be obtained free of charge from Atlantic Coastal’s website at www.Atlantic Coastalv.io or by written request to Atlantic Coastal at Atlantic Coastal Acquisition Corp., 6 St Johns Lane, Floor 5, New York, NY 10013.

Participants in the Solicitation

Atlantic Coastal and Essentium and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Atlantic Coastal’s shareholders in connection with the Proposed Business Combination. Information about Atlantic Coastal’s directors and executive officers and their ownership of Atlantic Coastal’s securities is set forth in Atlantic Coastal’s filings with the SEC. To the extent that holdings of Atlantic Coastal’s securities have changed since the amounts printed in the Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the Proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.